                              FORM 11-K




               ANNUAL REPORT PURSUANT TO SECTION 15(d)
                OF THE SECURITIES EXCHANGE ACT OF 1934
             For the Plan period ended December 31, 1998


                     Commission File Number 1-812



                     UTC SAVINGS PLAN FOR HOURLY
                  MANAGEMENT-REPRESENTED EMPLOYEES




                   UNITED TECHNOLOGIES CORPORATION
                         One Financial Plaza
                     Hartford, Connecticut  06101

 FINANCIAL STATEMENTS OF THE UTC SAVINGS PLAN FOR HOURLY MANAGEMENT-REPRESENTED
                                   EMPLOYEES

                      REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of the UTC Savings Plan for Hourly
  Management-Represented Employees


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statement of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the UTC Savings Plan For Hourly Management-Represented Employees at December 31, 1998 and 1997, and the changes in net assets available for benefits for the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Hartford, Connecticut
June 28, 1999

                     UTC SAVINGS PLAN FOR HOURLY MANAGEMENT-REPRESENTED EMPLOYEES
                 Statement of Net Assets Available for Benefits With Fund Information
                                          December 31, 1998



                                                                          Small                                   UTC       INVESCO
                                                                         Company     International               Common      Total
                                                Income      Equity     Stock Index   Equity Index    Global      Stock      Return
                                                 Fund        Fund         Fund           Fund         Fund        Fund       Fund

Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $  869,825  $          -  $           -  $   42,826  $       -  $        -
      Russell 2000 Equity Index Fund                   -           -        22,461              -           -          -           -
      Daily Japanese Equity Index Fund                 -           -             -          2,125           -          -           -
      Daily Non Japanese Equity Index Fund             -           -             -          7,982           -          -           -
      Government/Corporate Fixed Income
       Index Fund                                      -           -             -              -      34,904          -           -
      Daily International Equity Index Fund            -           -             -              -      42,374          -           -
   United Technologies Corporation Common
     Stock                                             -           -             -              -           -    266,997           -
   Shares of respective registered investment
     companies                                         -           -             -              -           -          -      68,399

  Investments, at contract value or cost:
   Beneficial interests in investment
    contracts, at contract value               4,798,401           -             -              -           -          -           -
   Participant loans, at cost                          -           -             -              -           -          -           -
   Temporary investments, at cost plus
     accrued interest                                  -           -             -              -           -      1,331           -
               Total Investments               4,798,401     869,825        22,461         10,107     120,104    268,328      68,399
                                                                   -
  Plan receivables                                 3,752           -             -              -           -      2,997           -
               Total Assets                    4,802,153     869,825        22,461         10,107     120,104    271,325      68,399

Liabilities:
  Accrued expenses                                     -           -             -              -           -        684           -
  Loans payable, net                                   -           -             -              -           -          -           -
               Total Liabilities                       -           -             -              -           -        684           -

Net Assets Available for Benefits             $4,802,153  $  869,825  $     22,461  $      10,107  $  120,104  $ 270,641  $   68,399

Units of participation                            71,760      32,144         1,883            797      41,848     14,854       2,181

Unit value                                    $    66.92  $    27.06  $      11.93  $       12.68  $     2.87  $   18.22  $    31.36

The accompanying notes are an integral part of these financial statements.

                             UTC SAVINGS PLAN FOR HOURLY MANAGEMENT-REPRESENTED EMPLOYEES
                   Statement of Net Assets Available for Benefits With Fund Information (Continued)
                                                  December 31, 1998


                                                                                                                 Putnam
                                               Fidelity     Putnam                                                New        SoGen
                                               Growth &      Fund                   Fidelity Low-     PBHG     Opportun-   Interna-
                                                Income    for Growth    Fidelity     Priced Stock    Growth      ities      tional
                                               Portfolio  and Income   Contrafund        Fund         Fund        Fund    Fund, Inc.

Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $        -  $          -  $           -  $        -  $       -  $        -
      Russell 2000 Equity Index Fund                   -           -             -              -           -          -           -
      Daily Japanese Equity Index Fund                 -           -             -              -           -          -           -
      Daily Non Japanese Equity Index Fund             -           -             -              -           -          -           -
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -              -           -          -           -
      Daily International Equity Index Fund            -           -             -              -           -          -           -
   United Technologies Corporation Common
     Stock                                             -           -             -              -           -          -           -
   Shares of respective registered
     investment companies                        341,591      99,336       119,070         69,652      80,045    144,300       7,180

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                      -           -             -              -           -          -           -
   Participant loans, at cost                          -           -             -              -           -          -           -
   Temporary investments, at cost plus
     accrued interest                                  -           -             -              -           -          -           -
               Total Investments                 341,591      99,336       119,070         69,652      80,045    144,300       7,180

  Plan receivables                                     -           -             -              -           -          -           -
               Total Assets                      341,591      99,336       119,070         69,652      80,045    144,300       7,180

Liabilities:
  Accrued expenses                                     -           -             -              -           -          -           -
  Loans payable, net                                   -           -             -              -           -          -           -
               Total Liabilities                       -           -             -              -           -          -           -

Net Assets Available for Benefits             $  341,591  $   99,336  $     119,070 $      69,652  $   80,045  $ 144,300  $    7,180

Units of participation                             7,452       4,841         2,097          3,048       3,134      2,440         312

Unit value                                    $    45.84  $    20.52  $      56.79  $       22.85  $    25.54  $   59.14  $    23.03

The accompanying notes are an integral part of these financial statements.

                             UTC SAVINGS PLAN FOR HOURLY MANAGEMENT-REPRESENTED EMPLOYEES
                   Statement of Net Assets Available for Benefits With Fund Information (Continued)
                                                  December 31, 1998

                                                           Templeton
                                               Templeton  Developing
                                                Foreign     Markets
                                                Fund A      Trust A     Loan Fund       Total

Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $        -  $          -  $     912,651
      Russell 2000 Equity Index Fund                   -           -             -         22,461
      Daily Japanese Equity Index Fund                 -           -             -          2,125
      Daily Non Japanese Equity Index Fund             -           -             -          7,982
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -         34,904
     Daily International Equity Index Fund             -           -             -         42,374
   United Technologies Corporation Common
     Stock                                             -           -             -        266,997
   Shares of respective registered
     investment companies                         34,931      17,314             -        981,818

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                      -           -             -      4,798,401
   Participant loans, at cost                          -           -       256,444        256,444
   Temporary investments, at cost plus
     accrued interest                                  -           -             -          1,331
               Total Investments                  34,931      17,314       256,444      7,327,488

  Plan receivables                                     -           -             -          6,749
               Total Assets                       34,931      17,314       256,444      7,334,237

Liabilities:
  Accrued expenses                                     -           -             -            684
  Loans payable, net                                   -           -             -              -
               Total Liabilities                       -           -             -            684

Net Assets Available for Benefits             $   34,931  $   17,314  $    256,444  $   7,333,553

Units of participation                             4,163       1,681       256,444

Unit value                                    $     8.39  $    10.30  $       1.00

The accompanying notes are an integral part of these financial statements.

                             UTC SAVINGS PLAN FOR HOURLY MANAGEMENT-REPRESENTED EMPLOYEES
                         Statement of Net Assets Available for Benefits With Fund Information
                                                  December 31, 1997


                                                                          Small                                   UTC       INVESCO
                                                                         Company     International               Common      Total
                                                Income      Equity     Stock Index   Equity Index    Global      Stock      Return
                                                 Fund        Fund         Fund           Fund         Fund        Fund       Fund
Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $  492,470  $          -  $           -  $   33,343  $       -  $        -
      Russell 2000 Equity Index Fund                   -           -        10,189              -           -          -           -
      Daily Japanese Equity Index Fund                 -           -             -            853           -          -           -
      Daily Non Japanese Equity Index Fund             -           -             -          2,560           -          -           -
      Government/Corporate Fixed Income
       Index Fund                                      -           -             -              -      27,280          -           -
      Daily International Equity Index Fund            -           -             -              -      31,992          -           -
   United Technologies Corporation Common
     Stock                                             -           -             -              -           -    104,700           -
   Shares of respective registered investment
     companies                                         -           -             -              -           -          -      43,015

  Investments, at contract value or cost:
   Beneficial interests in investment
    contracts, at contract value               3,777,373           -             -              -           -          -           -
   Participant loans, at cost                          -           -             -              -           -          -           -
   Temporary investments, at cost plus
     accrued interest                                  -           -             -              -           -      1,572           -
               Total Investments               3,777,373     492,470        10,189          3,413      92,615    106,272      43,015

  Plan receivables                                 1,171           -             -              -           -        224           -
               Total Assets                    3,778,544     492,470        10,189          3,413      92,615    106,496      43,015

Liabilities:
  Accrued expenses                                     -           -             -              -           -        676           -
  Loans payable, net                                   -           -             -              -           -          -           -
               Total Liabilities                       -           -             -              -           -        676           -

Net Assets Available for Benefits             $3,778,544  $  492,470  $     10,189  $       3,413  $   92,615  $ 105,820  $   43,015

Units of participation                            61,248      23,427           842            324      38,950      8,761       1,479

Unit value                                    $    61.70  $    21.02  $      12.10  $       10.53  $     2.38  $   12.08  $    29.09

The accompanying notes are an integral part of these financial statements.

                             UTC SAVINGS PLAN FOR HOURLY MANAGEMENT-REPRESENTED EMPLOYEES
                   Statement of Net Assets Available for Benefits With Fund Information (Continued)
                                                  December 31, 1997
                                                                                                                 Putnam
                                               Fidelity     Putnam                                                New        SoGen
                                               Growth &      Fund                   Fidelity Low-     PBHG     Opportun-   Interna-
                                                Income    for Growth    Fidelity     Priced Stock    Growth      ities      tional
                                               Portfolio  and Income   Contrafund        Fund         Fund        Fund    Fund, Inc.
Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $        -  $          -  $           -  $        -  $       -  $        -
      Russell 2000 Equity Index Fund                   -           -             -              -           -          -           -
      Daily Japanese Equity Index Fund                 -           -             -              -           -          -           -
      Daily Non Japanese Equity Index Fund             -           -             -              -           -          -           -
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -              -           -          -           -
      Daily International Equity Index Fund            -           -             -              -           -          -           -
   United Technologies Corporation Common
     Stock                                             -           -             -              -           -          -           -
   Shares of respective registered
     investment companies                        166,622      43,507        22,980         56,551      54,493     45,721       7,965

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                      -           -             -              -           -          -           -
   Participant loans, at cost                          -           -             -              -           -          -           -
   Temporary investments, at cost plus
     accrued interest                                  -           -             -              -           -          -           -
               Total Investments                 166,622      43,507        22,980         56,551      54,493     45,721       7,965

  Plan receivables                                     -           -             -              -           -          -           -
               Total Assets                      166,622      43,507        22,980         56,551      54,493     45,721       7,965

Liabilities:
  Accrued expenses                                     -           -             -              -           -          -           -
  Loans payable, net                                   -           -             -              -           -          -           -
               Total Liabilities                       -           -             -              -           -          -           -

Net Assets Available for Benefits             $  166,622  $   43,507  $     22,980  $      56,551  $   54,493  $  45,721  $    7,965

Units of participation                             4,373       2,224           493          2,250       2,146        931         313

Unit value                                    $    38.10  $    19.56  $      46.63  $       25.13  $    25.39  $   49.10  $    25.45

The accompanying notes are an integral part of these financial statements.

                             UTC SAVINGS PLAN FOR HOURLY MANAGEMENT-REPRESENTED EMPLOYEES
                   Statement of Net Assets Available for Benefits With Fund Information (Continued)
                                                  December 31, 1997

                                                           Templeton
                                               Templeton  Developing
                                                Foreign     Markets
                                                Fund A      Trust A     Loan Fund       Total

Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $        -  $          -  $     525,813
      Russell 2000 Equity Index Fund                   -           -             -         10,189
      Daily Japanese Equity Index Fund                 -           -             -            853
      Daily Non Japanese Equity Index Fund             -           -             -          2,560
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -         27,280
      Daily International Equity Index Fund            -           -             -         31,992
   United Technologies Corporation Common
     Stock                                             -           -             -        104,700
   Shares of respective registered
     investment companies                         30,483      18,525             -        489,862

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                      -           -             -      3,777,373
   Participant loans, at cost                          -           -       214,335        214,335
   Temporary investments, at cost plus
     accrued interest                                  -           -             -          1,572
               Total Investments                  30,483      18,525       214,335      5,186,529

  Plan receivables                                     -           -             -          1,395
               Total Assets                       30,483      18,525       214,335      5,187,924

Liabilities:
  Accrued expenses                                     -           -             -            676
  Loans payable, net                                   -           -             -              -
               Total Liabilities                       -           -             -            676

Net Assets Available for Benefits             $   30,483  $   18,525  $    214,335  $   5,187,248

Units of participation                             3,064       1,432       214,335

Unit value                                    $     9.95  $    12.94  $       1.00

The accompanying notes are an integral part of these financial statements.

                             UTC SAVINGS PLAN FOR HOURLY MANAGEMENT-REPRESENTED EMPLOYEES
                         Statement of Net Assets Available for Benefits With Fund Information
                                                  December 31, 1998


                                                                         Small                                    UTC       INVESCO
                                                                        Company     International               Common       Total
                                                Income      Equity    Stock Index   Equity Index     Global      Stock      Return
                                                 Fund        Fund         Fund          Fund          Fund       Fund        Fund
Additions to net assets attributed to:

Investment Income:
  Net appreciation / (depreciation) in fair
    value of investments                      $        -  $  166,849  $       (722) $       1,100  $   19,926  $ 72,328   $    3,809
  Interest                                       342,643           -             -              -           -         -            -
  Dividends                                            -           -             -              -           -         -        3,153
               Total Investment Income           342,643     166,849          (722)         1,100      19,926    72,328        6,962

Contributions:
  Participants'                                  558,419     171,381        12,878          4,065      27,558    98,722       14,488
  Employer's                                     528,834      72,220         1,956            291       3,717    22,056        1,658
               Total Contributions             1,087,253     243,601        14,834          4,356      31,275   120,778       16,146

Repayments on loans                               99,917      12,847           138             52       2,647     3,936          374


Deductions from net assets attributed to:

  Distributions to participants                  344,665      16,666            28             51       6,322      8,036         411
  Loans to participants                          120,704      32,498           801            122       5,802      7,065       1,601
  Administrative expenses                          2,336         305             -             43         154          8          43
               Total Deductions                  467,705      49,469           829            216      12,278     15,109       2,055

    Net increase / (decrease) prior to
      transfers                                1,062,108     373,828        13,421          5,292      41,570    181,933      21,427

Inter-fund transfers                             (30,634)      3,527        (1,149)         1,402     (14,081)   (17,112)      3,957
Assets transferred out of Plan                    (7,865)          -             -              -          -           -           -

Net increase / (decrease)                      1,023,609     377,355        12,272          6,694      27,489    164,821      25,384

Net Assets Available for Benefits
  December 31, 1997                            3,778,544     492,470        10,189          3,413      92,615    105,820      43,015

Net Assets Available for Benefits
  December 31, 1998                           $4,802,153  $  869,825  $     22,461  $      10,107  $  120,104  $ 270,641  $   68,399

The accompanying notes are an integral part of these financial statements.

                             UTC SAVINGS PLAN FOR HOURLY MANAGEMENT-REPRESENTED EMPLOYEES
                   Statement of Net Assets Available for Benefits With Fund Information (Continued)
                                                  December 31, 1998
                                                                                                                Putnam
                                               Fidelity     Putnam                                                New       SoGen
                                               Growth &      Fund                   Fidelity Low-     PBHG     Opportun-   Interna-
                                                Income    for Growth    Fidelity    Priced Stock     Growth      ities      tional
                                              Portfolio   and Income   Contrafund       Fund          Fund       Fund     Fund, Inc.
Additions to net assets attributed to:

Investment Income:
  Net appreciation / (depreciation) in fair
    value of investments                      $   50,149  $   2,035   $    12,301   $      (4,709) $    1,401  $  17,251  $    (702)
  Interest                                             -          -             -               -           -          -          -
  Dividends                                       16,426      8,324         8,648           5,209           -      4,322        620
               Total Investment Income            66,575     10,359        20,949             500       1,401     21,573        (82)

Contributions:
  Participants'                                   79,168     26,929        49,882          20,252      30,747     60,331      3,103
  Employer's                                      11,960      4,335         3,076           2,139       4,274      6,973        544
               Total Contributions                91,128     31,264        52,958          22,391      35,021     67,304      3,647

Repayments on loans                                3,282      1,081         1,699             893       1,012        174         97

Deductions from net assets attributed to:

  Distributions to participants                   17,344        700         1,105             125       2,051      2,417          5
  Loans to participants                            2,132      1,986         1,582             335          77         75        339
  Administrative expenses                              -          -            39               8           8         11          -
               Total Deductions                   19,476      2,686         2,726             468       2,136      2,503        344

    Net increase / (decrease) prior to
      transfers                                  141,509     40,018        72,880          23,316      35,298     86,548      3,318

Inter-fund transfers                              33,460     15,811        23,210         (10,215)     (9,746)    12,031     (4,103)
Assets transferred out of Plan                         -          -             -               -           -          -          -

Net increase / (decrease)                        174,969     55,829        96,090          13,101      25,552     98,579       (785)

Net Assets Available for Benefits
  December 31, 1997                              166,622     43,507        22,980          56,551      54,493     45,721      7,965

Net Assets Available for Benefits
  December 31, 1998                           $  341,591  $  99,336   $   119,070   $      69,652  $   80,045  $ 144,300  $   7,180

The accompanying notes are an integral part of these financial statements.

                             UTC SAVINGS PLAN FOR HOURLY MANAGEMENT-REPRESENTED EMPLOYEES
                   Statement of Net Assets Available for Benefits With Fund Information (Continued)
                                                  December 31, 1998

                                                          Templeton
                                              Templeton   Developing
                                               Foreign     Markets
                                                Fund A     Trust A     Loan Fund        Total
Additions to net assets attributed to:

Investment Income:
  Net appreciation / (depreciation) in fair
    value of investments                      $  (5,915)  $  (3,987)  $         -     $  331,114
  Interest                                             -          -        19,798        362,441
  Dividends                                        3,518        361             -         50,581
               Total Investment Income            (2,397)    (3,626)       19,798        744,136

Contributions:
  Participants'                                   10,368      4,224             -      1,172,515
  Employer's                                         882        199             -        665,114
               Total Contributions                11,250      4,423             -      1,837,629

Repayments on loans                                  253        326      (128,728)             -

Deductions from net assets attributed to:

  Distributions to participants                        -          -        24,714        424,640
  Loans to participants                              399        235      (175,753)             -
  Administrative expenses                              -          -             -          2,955
               Total Deductions                      399        235      (151,039)       427,595

    Net increase / (decrease) prior to
      transfers                                    8,707        888        42,109      2,154,170

Inter-fund transfers                              (4,259)    (2,099)            -              -
Assets transferred out of Plan                         -          -             -         (7,865)

Net increase / (decrease)                          4,448     (1,211)       42,109      2,146,305

Net Assets Available for Benefits
  December 31, 1997                               30,483     18,525       214,335      5,187,248

Net Assets Available for Benefits
  December 31, 1998                           $   34,931  $  17,314   $   256,444   $  7,333,553

The accompanying notes are an integral part of these financial statements.

     UTC SAVINGS PLAN FOR HOURLY MANAGEMENT-REPRESENTED EMPLOYEES

                    Notes to Financial Statements


NOTE 1 - DESCRIPTION OF THE PLAN

General. The UTC Savings Plan for Hourly Management-Represented Employees (formerly the UT Automotive Savings Plan for Hourly Management-Represented Employees) (the Plan), is a defined contribution savings plan administered by United Technologies Corporation (UTC). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). During 1998, non-union hourly employees of certain divisions of Carrier and UT Automotive Corpor-ation (UTA) were eligible to participate in the Plan after completing at least one year of service. The following is a brief description of the Plan. For more complete information, participants should refer to the Plan document which is available from UTC. As described in Note 6, UTC sold its UTA subsidiary on May 4, 1999.

Contributions and Vesting. Participants may elect to contribute, through payroll deductions, between 1 and 16 percent of their total compensation. Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. Carrier and UTA (the Employer) contribute specified amounts to the Plan in accordance with the terms outlined in the respective employment agreements. Generally, the Employer's contributions, plus actual earnings thereon, become fully vested after two years of Plan participation.

Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) UTC's contributions based on a percentage of the participant's contribution and (b) Plan earnings based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested amounts are used to reduce future Employer contributions. For the period ended December 31, 1998 approximately $2,900 of forfeitures were used to fund Employer's contributions.

Trustee and Recordkeeper. All of the Plan's assets are held by Bankers Trust Company, the Plan Trustee. Fidelity Institutional Retirement Services Company performs participant account recordkeeping responsibilities.

Investment Options. Participants may elect to allocate their contributions in any whole percentage among the following funds. Participants are permitted to transfer their accounts between investment funds daily in any whole percentage or whole dollar amount. The investment funds are as follows:

 . The Income Fund invests in contracts issued by five insurance companies.   See
  Note 3. In December of 1997, UTC approved a reverse unit split of the units of participation and the unit value of the Income Fund effective as of January 1, 1998. As a result, the units of participation and the unit value was decreased and increased, respectively, by a factor of ten. All units of participation and unit value amounts presented herein have been restated to reflect the reverse unit split.

 . The Equity Fund invests in a portfolio of common stocks replicating the Standard & Poor's Composite Index of 500 stocks (S&P 500).

 . The Small Company Stock Index Fund invests in a portfolio of common stocks replicating the Russell 2000 Index.

 . The International Equity Index Fund invests in the equities of a mix of stock markets outside the U.S.

 . The Global Fund invests in both U.S. and foreign investments to replicate the performance, in approximately equal portions, of three indices: the S&P 500, the EAFE Index (an international stock index of large companies in Europe, Australia and the Far East), and the Lehman Brothers Government/Corporate Index.

 . The UTC Common  Stock Fund consists principally of  2,455 and 1,438 shares  of
  UTC Common Stock at December 31, 1998 and 1997, respectively.  See Note 6.

 . The INVESCO Total Return Fund, a registered investment company, principally invests in both equity and fixed or variable income securities to achieve a moderate total return from capital appreciation and current income.

 . The Fidelity Growth & Income Portfolio, a registered investment company, principally invests in U.S. and foreign equity securities that pay current dividends and show potential earnings growth.

 . The Putnam Fund for Growth and Income, a registered investment company, principally invests in equity securities of companies that pay regular dividends to shareowners.

 . The Fidelity Contrafund, a registered investment company, principally invests in equity securities of U.S. and foreign companies believed to be undervalued or out of favor.

 . The  Fidelity  Low-Priced   Stock  Fund,  a  registered  investment   company,
  principally  invests  in  equity  securities  of  companies  believed  to   be
  undervalued, overlooked or out of favor, which are generally priced at $35 or less.

 . The PBHG Growth Fund, a registered investment company, principally invests in equity securities of companies believed to have an outlook for strong earnings growth.

 . The  Putnam   New  Opportunities  Fund,   a  registered  investment   company,
  principally invests in equity securities of companies in certain emerging industry groups.

 . The SoGen International Fund, Inc., a registered investment company, invests in U.S. and foreign equity, fixed income and gold-related securities and cash.

 . The Templeton Foreign Fund A (formerly the Templeton Foreign Fund I), a registered investment company, principally invests in equity securities of companies in developed and developing countries outside the U.S.

 . The Templeton  Developing Markets Trust A  (formerly the Templeton  Developing
  Markets I), a registered investment company, principally invests in equity securities of companies in developing countries.

Participant Loans. Certain participants with at least two years of Plan participation are allowed to borrow up to 50 percent of their account balances, excluding employer contributions. Loan amounts can range from $1,000 to $50,000 and must be repaid within 5 years. The loans are secured by the balance in the participant's account and bear interest at Bankers Trust's prime rate plus one percent. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits. Generally, benefits are paid in a lump sum to a terminating participant. A participant terminating due to retirement may elect to receive benefits in installments over two to twenty years. At the participant's election, the portion of a lump sum distribution attributable to the UTC Common Stock Fund may be paid in shares of UTC Common Stock instead of cash. Distributions in UTC Common Stock for the period ended December 31,1998 were approximately $1,400.

Other. Participants who transfer to a new UTC location with a different savings plan may have the option of transferring their account balances in accordance with the provisions of the new savings plan.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting.   The financial statements of  the Plan are prepared  under
the accrual method of accounting, except for benefits which are recorded when paid.

Master Trust. The Plan's assets are kept in a Master Trust maintained by the Trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC and its subsidiaries are combined. Participating Plans purchase units of participation in the investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income from the funds' investments increases the Plans' unit values. Distributions to participants reduce the number of participation units held by the Plans.

At December  31,  1998,  the  Plan's interest  in  the  Master  Trust  comprised
451,079 units of the 522,172,913 total units of participation, or 0.09%. At December 31, 1997, the Plan's interest in the Master Trust comprised 366,592 units of the total 534,787,672 units of participation, or 0.07%.

Investment Valuation. The Income Fund's investment contracts are stated at contract value which represents contributions plus earnings, less Plan withdrawals. All other funds are stated at fair value, as determined by the Trustee, typically by reference to published market data.

Plan Expenses. Plan administrative expenses, including Trustee and recordkeeping fees, were paid directly by the employer in 1998. The employer also paid certain investment management fees for the Bankers Trust managed funds. All other administrative and investment expenses were paid out of Plan assets.

Use of Estimates. The preparation of financial statements requires UTC to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

NOTE 3 - INVESTMENT CONTRACTS

Under these contracts, each insurance company guarantees repayment in full of the principal amount invested plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation proce-dures of the insurance company. The interest rates earned for 1998 and 1997 were 8.5% and 8.1%, respectively.

The following is a summary of the investment contracts held in the Income Fund and the portion allocable to the Plan:

                                                   December 31,      December 31,
                                                       1998              1997
CIGNA                                            $ 1,590,214,600   $ 1,456,403,738
Aetna                                                471,765,293       437,582,101
Travelers                                            398,145,628       367,508,974
Prudential                                           252,192,024       231,133,416
Metropolitan Life                                  1,019,271,695       780,096,192
                                                 $ 3,731,589,240   $ 3,272,724,421

Amount of the contracts allocable to the Plan    $     4,798,401   $     3,777,373

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed UTC by letter dated February 27, 1998, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6 - SUBSEQUENT EVENTS

During 1998, UTC approved the merger of certain defined contribution plans of Tyler Refrigeration Corporation (a subsidiary of Carrier Corporation) into the Plan effective January 1, 1999. Participants of the former Tyler Refrigeration Corporation defined contribution plans are eligible to participate in the Plan effective January 1, 1999. On February 26, 1999, approximately $25,300,000 of net assets was transferred into the Plan.

On April 30, 1999, the Board of Directors of UTC declared a 2 for 1 stock split in the form of a stock dividend payable May 17, 1999 to shareowners of record at the close of business on May 7, 1999. The share amounts reflected herein do not reflect the stock split.

On May 4, 1999, UTC completed its sale of UTA to Lear Corporation. UTA employees have the option to transfer their account balances or leave their investments in the Plan. These employees were permitted to continue making contributions to the Plan through May 31, 1999.

                              SIGNATURES


The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                       UTC SAVINGS PLAN FOR HOURLY
                    MANAGEMENT-REPRESENTED EMPLOYEES



Dated:  June 28, 1999     By: /s/ Daniel P. O'Connell
                          Daniel P. O'Connell
                          Corporate Director, Employee Benefits and Human
                          Resources Systems
                          United Technologies Corporation